Filed pursuant to Rule 424(b)(3)
Registration No. 333-122029
Shanda Interactive Entertainment Limited
$275,000,000 Principal Amount of Zero Coupon
Senior Convertible Notes due 2014 and Ordinary Shares Issuable Upon Conversion of the Notes
        Shanda Interactive Entertainment Limited, or Shanda, issued the zero coupon senior convertible notes due 2014, or the notes, in a private placement in October 2004. This prospectus may be used by selling securityholders to sell their notes and ordinary shares of Shanda issuable upon conversion of the notes.
      The notes will mature on October 15, 2014. The notes will not accrue interest unless specified events of default under the registration rights agreement occur.
      Each US$1,000 in principal amount of notes may be converted at any time prior to maturity (unless earlier redeemed, repurchased or exchanged) at the option of the holder into the consideration described below at the initial conversion rate of 50.3816 ordinary shares per US$1,000 principal amount of notes, which is equal to an initial conversion price of US$19.85 per ordinary share (or US$39.70 per each of our American Depositary Shares, or ADSs). In respect of each US$1,000 in principal amount of notes, the conversion consideration will consist of (a) cash in an amount equal to the lesser of (i) the principal amount of each note or (ii) the conversion value (as described in this prospectus) of such note; and (b) a number of our ordinary shares equal to the sum of the daily share amounts (calculated as described in this prospectus) for each of the five consecutive trading days beginning on the third trading day following the conversion date.
      We will have the right to redeem the notes in whole or in part, at any time or from time to time, on or after October 15, 2007 at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest and liquidated damages, if any, to, but not including, the redemption date.
      You have the right to require us to repurchase all or a portion of your notes on October 15, 2007 at a repurchase price equal to 100% of the principal amount of notes to be repurchased, plus accrued and unpaid interest and liquidated damages, if any, to, but not including, the repurchase date. If a fundamental change (as defined in this prospectus) occurs at any time prior to maturity you will have the right to require us to repurchase any or all of your notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest and liquidated damages, if any, to but not including the fundamental change repurchase date. In the event of a public change of control (as defined in this prospectus), however, your right to require us to repurchase your notes will be subject to our right to elect to adjust the conversion rate of the notes in lieu of repurchase.
      Our ADSs are traded on the Nasdaq National Market under the symbol “SNDA.” On July 7, 2005, the last reported sale price of our ADSs was US$38.61 per share.
      The notes will be unsecured obligations equal in right of payment to our existing and future senior indebtedness and effectively subordinated to all of the indebtedness and liabilities of our subsidiaries.
      Shanda will not receive any proceeds from the sale by the selling securityholders of the notes or the ordinary shares. Other than selling commissions and fees and stock transfer taxes, Shanda will pay all expenses of the registration of the notes and the ordinary shares and certain other expenses.
      See “Risk Factors” beginning on page 8 to read about risks you should consider before buying the Notes.

      Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 15, 2005.

INTRODUCTION
Conventions that Apply to this Prospectus
      Except where the context otherwise requires and for purposes of this prospectus only:

•	“we,” “us,” “our company” and “our” refer to Shanda Interactive Entertainment Limited, its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our PRC-incorporated affiliates, including Shanghai Shanda Networking Co., Ltd., or Shanda Networking, Nanjing Shanda Networking Co., Ltd., or Nanjing Shanda, and Hangzhou Bianfeng Networking Co., Ltd., or Hangzhou Bianfeng;

•	in certain instances, Shanghai Shanda Networking, Nanjing Shanda Networking, and Hangzhou Bianfeng Networking are referred to collectively as our “our PRC operating companies”;

•	in certain instances, Shanda Networking is referred to as “Shanghai Shanda Internet Development Co., Ltd.”, which is an alternative English translation of its Chinese name;

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; and

•	all references to “RMB” or “Renminbi” are to the legal currency of China and all references to “U.S. dollars,” “dollars” and “US$” are to the legal currency of the United States.
This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, as of December 31, 2004 which was RMB8.2765 to US$1.00. We make no representation that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. On July 7, 2005, the noon buying rate was RMB8.2765 to US$1.00.
Special Note Regarding Forward Looking Statements
      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Act, and Section 21E of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect”, “anticipate”, “intend”, “believe”, or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligations to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” in this prospectus. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties. The forward-looking statements included in this prospectus relate to, among others:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	our projected revenues, earnings, profits and other estimated financial information;

•	expected changes in our margins and certain cost or expense items as a percentage of our net revenues;

•	our plans to expand and diversify our sources of revenues;

•	expected changes in the respective shares of our revenues from particular sources;

•	our plans for staffing, research and regional focus;

•	the projected economic lifespan of our current games, and our plans to launch new in-house developed games and license additional games from third parties, including the timing of any such launches or licenses;

•	our plans to launch new in-house developed games and license additional games from third parties, including the timing of any such launches or licenses;

•	our plans to launch new products, including movies and music content;

•	our acquisition strategy, and our ability to successfully integrate past or future acquisitions with our existing operations;

•	our estimates of earn-out payments and other obligations relating to our acquisitions and investments;

•	the development of other delivery platforms for online games, including online game consoles;

•	competition in the PRC online game industry;

•	the outcome of ongoing, or any future, litigation or arbitration;

•	the outcome of our annual PFIC evaluations;

•	the expected growth in the number of Internet and broadband users in China, growth of personal computer penetration and developments in the ways most people in China access the Internet; and

•	PRC governmental policies relating to the Internet and Internet content providers and to the provision of advertising over the Internet.
      These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in the section called “Risk Factors” and elsewhere in this prospectus.
      The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY
      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus or incorporated herein by reference. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the notes or ordinary shares discussed under “Risk Factors”, before deciding whether to buy the notes or ordinary shares.
Our Business
      We are an interactive entertainment company and one of the largest operators of online games in China. We offer a portfolio of online games that users play over the Internet and we plan to offer additional content such as music and movies through our operating platform while also exploring new channels to deliver our expanded content offerings to end users.
      Our principal executive office is located at No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203, China, and our telephone number is (86-21) 5050-4740. Our website address is www.snda.com. The information on our website is not a part of this prospectus.
The Notes
      The following is a brief summary of some of the terms of the notes and the ordinary shares. For a more complete description of the terms of the note see the section “Description of the Notes” elsewhere in this prospectus.

Issuer	Shanda Interactive Entertainment Limited.

Notes Offered	Up to $275,000,000 aggregate principal amount of Zero Coupon Senior Convertible Notes due October 15, 2014.

Maturity	October 15, 2014.

Interest	The notes will not accrue interest unless specified events of default under the registration rights agreement occur. See “Description of the Notes — Registration Rights.”

Conversion Rights	Each US$1,000 in principal amount of notes may be converted at any time prior to maturity (unless earlier redeemed, repurchased or exchanged) at the option of the holder into the consideration described below at the initial conversion rate of 50.3816 ordinary shares per US$1,000 principal amount of notes, which is equal to an initial conversion price of US$19.85 per ordinary share (or US$39.70 per each of our American Depositary Shares, or ADSs). In respect of each US$1,000 in principal amount of notes, the conversion consideration will consist of (a) cash in an amount equal to the lesser of (i) the principal amount of each note or (ii) the conversion value (as described in this prospectus); and (b) a number of our ordinary shares equal to the sum of the daily share amounts (calculated as described in this prospectus) for each of the five consecutive trading days beginning on the third trading day following the conversion date. See “Description of the Notes — Conversion Rights.”

The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest. Upon conversion of notes, a holder will generally not receive any cash payment of interest, subject to certain exceptions. By delivering to the holder the cash payment and the number of our ordinary shares issuable upon conversion (if any), we will satisfy our obligation with respect to the notes. See “Description of the Notes — Conversion Rights.”

Redemption Rights	We will have the right to redeem the notes in whole or in part, at any time or from time to time, on or after October 15, 2007 at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest and liquidated damages, if any, to, but not including, the redemption date.

Repurchase Right	You have the right to require us to repurchase all or a portion of your notes on October 15, 2007 at a repurchase price equal to 100% of the principal amount of notes to be repurchased, plus accrued and unpaid interest and liquidated damages, if any, to, but not including, the repurchase date.

Repurchase Upon a Fundamental Change	If a fundamental change (as defined in this prospectus) occurs at any time prior to maturity, you will have the right, subject to our right to elect to adjust the conversion rate of the notes in lieu of permitting a repurchase at the holder’s option in the event of a public acquirer change of control (as defined in this prospectus), to require us to repurchase any or all of your notes for cash, or any portion of the original principal amount thereof that is equal to US$1,000 or an integral multiple of US$1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest and liquidated damages, if any, to but not including the fundamental change repurchase date. See “Description of the Notes — Repurchase Upon a Fundamental Change.”

Public Acquirer Change in Control	In the case of a public acquirer change of control (as defined herein), we may, in lieu of permitting a repurchase at the holders’ option and increasing the conversion rate of the notes as described under “Description of the Notes — Adjustment to Conversion Rate upon a Fundamental Change,” elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the notes will be entitled to convert their notes into a number of shares of public acquirer common stock by adjusting the conversion rate in effect immediately before the public acquirer change of control as described in “Description of the Notes — Public Acquirer Change of Control”.

Ranking	The notes will be general unsecured obligations of Shanda. Your right to payment under these notes will be:

• equal in right of payment to all existing and future senior indebtedness;

• senior in right of payment to any existing and future subordinated debt; and

• structurally subordinated to any future senior secured indebtedness.

Registration Rights	We have agreed, for the benefit of the holders of the notes, to:

• file the shelf registration statement, of which this prospectus is a part, with respect to the resale of the notes and the ordinary shares issuable upon conversion of the notes; and

• use commercially reasonable efforts to cause the shelf registration statement to be declared effective within 210 days after the original issuance of the notes and to keep the shelf registration statement effective until the earlier of (i) the sale pursuant to the shelf registration statement of all the notes and the ordinary shares issuable upon conversion of the notes; (ii) the date when the holders of the notes and ordinary shares (including ordinary shares in the form of ADSs) issuable upon conversion of the notes are able to sell such securities immediately without regard to the volume limitation provisions of Rule 144 under the Securities Act, or any successor provision, subject to permitted exceptions and (iii) the second anniversary of the effective date of the shelf registration statement.

We will be required to pay liquidated damages to the holders of the notes in certain circumstances if we fail to comply with our obligations to register the notes and the ordinary shares issuable upon conversion of the notes within the specified time periods. See “Description of the Notes — Registration Rights.”

DTC Eligibility	The notes were issued in fully registered book-entry form and are represented by one or more permanent global notes without coupons. The global notes were deposited with the trustee as a custodian for The Depository Trust Company, or DTC, and were registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in global notes are shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of the Notes — Form, Exchange, Registration and Transfer.”

ADS to ordinary share ratio	1:2

The ADSs	Each ADS represents two ordinary shares, par value US$0.01 per share. The ADSs will be evidenced by American depositary receipts, or ADRs.

• The depositary will be the holder of the shares underlying your ADSs and you will have rights as provided in the deposit agreement.

• Although we do not expect to pay dividends in the foreseeable future, in the event we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

• You may turn in your ADSs to the depositary in exchange for ordinary shares underlying your ADSs. The depositary will charge you fees for exchanges.

• We may amend or terminate the deposit agreement without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

You should carefully read the section in this prospectus entitled “Description of American Depositary Shares” to better understand the terms of the ADSs. You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	The Bank of New York

Trading	We do not intend to list the notes on any national securities exchange. The notes are eligible for trading in the PORTAL system. Notes sold by means of this prospectus will not, however, be eligible for trading in the PORTAL system. There is no public trading market for our ordinary shares. Our ADSs are traded on the Nasdaq National Market under the symbol “SNDA”.

Use of Proceeds	We will not receive any of the proceeds from the sale of any securities offered by this prospectus.
The Ordinary Shares
      This prospectus may be used by selling securityholders to sell the ordinary shares of Shanda issuable upon conversion of their notes.
Risk Factors
      Please see “Risk Factors” and other information included in this prospectus for a discussion of the risk factors you should consider carefully before deciding to invest in the notes or our ordinary shares.
      You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling securityholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
      We are not making any representation to any purchaser of the notes regarding the legality of an investment in the notes by such purchaser under any legal investment or similar laws or regulations.
Exchange Rate Information
      The following table sets forth information regarding the noon buying rates in Renminbi and U.S. dollars for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate

	Average	High	Low	Period-End

2000	8.2784	8.2799	8.2768	8.2774
2001	8.2770	8.2786	8.2676	8.2766
2002	8.2770	8.2800	8.2669	8.2800
2003	8.2770	8.2800	8.2272	8.2769
2004	8.2770	8.2773	8.2765	8.2765

	Renminbi per
	U.S. Dollar Noon
	Buying Rate

	High	Low

January 2005	8.2765	8.2765
February 2005	8.2765	8.2765
March 2005	8.2765	8.2765
April 2005	8.2765	8.2765
May 2005	8.2765	8.2765
June 2005	8.2765	8.2765

Source: Federal Reserve Bank of New York
      On July 7, 2005, the noon buying rate was RMB8.2765 to US$1.00.
Ratio of Earnings to Fixed Charges(1)
      The following table sets forth our ratio of earnings to fixed charges for the periods shown:

	For the Year Ended December 31,

	2000	2001	2002	2003	2004

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(Amounts in thousands of U.S. dollars)
Ratio of Earnings to Fixed Charges(1)	N/A	(Note(2))	25.08	5.13	5.63

(1)	The term “fixed charges” means the sum of the following; (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries, in each case, if any. The term “earnings” is the amount resulting from adding and subtracting the following items — add the following: pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees, and (e) our share of pre- tax losses of equity investees for which charges arising from guarantees are included in fixed charges, -and subtract the following: (a) interest capitalized, (b) preference security dividend requirements of consolidated subsidiaries, and (c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges, in each case, if any. A statement setting forth the computation of the unaudited ratios is filed as Exhibit 12.1 to the registration statement that includes this prospectus.

(2)	Due to our loss in 2001, the ratio coverage was less than 1:1. We would have had to generate additional earnings of US$165,000 to achieve a coverage of 1:1.

      (1) Confirm whether 2004 figure requires updating in response to equity accounting of Actoz (and, if so, update exhibit 12.1).

RISK FACTORS
      You should carefully consider the following risks, as well as the risks set forth in the section “Risk Factors” contained in Item 3 of our annual report on Form 20-F incorporated by reference herein, before investing in the notes or our ordinary shares. If any of these risks actually occurs, our business and your investment could be harmed. You should refer to the other information set forth or incorporated by reference in this prospectus, including our consolidated financial statements and the related notes incorporated by reference herein.
There is no public trading market for the notes, and the transfer of the notes will be restricted.
      Although the notes which were sold to qualified institutional buyers under Rule 144A have been approved for trading in PORTAL, any notes resold under this prospectus will no longer trade in PORTAL. Although the initial purchaser of the notes may make a market in the notes, it is not obligated to do so. The initial purchaser may cease making a market in the notes at any time without notice. In addition, any market-making activity will be subject to the limits imposed by applicable law. Accordingly, no market for the notes may develop, and any market that develops may not last. We do not intend to list the notes on any securities exchange.
      Even if an active trading market for the notes were to develop, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price of our ADSs, our performance and other factors.
      Prior to the effectiveness of the registration statement of which this prospectus is a part, the notes, the ordinary shares issuable upon conversion of the notes or the ADSs representing such ordinary shares will not have been registered under the Securities Act or other securities laws. Unless and until the notes and the underlying ADSs are registered, they may not be offered or sold except in transactions that are exempt from the registration requirements of the Securities Act and hedging transactions may not be conducted unless in compliance with the Securities Act. Moreover, although our ordinary shares you are entitled to receive upon conversion of the notes are subject to registration rights pursuant to the registration rights agreement described in “Description of the Notes — Registration Rights”, our ordinary shares you will have received upon exercise of your conversion right will not initially be freely tradable. Your notes, the ordinary shares issuable upon conversion thereof and the ADSs representing such ordinary shares will not be freely tradable absent registration or an exemption from registration.
The notes are effectively subordinated to any secured debt that we may incur and the debt of our subsidiaries.
      The notes are not secured by any of our assets and therefore are effectively subordinated to all secured debt that we may incur. In addition, future debt that we incur, including accounts payable and other liabilities incurred in obtaining goods and services, may be secured by our assets. If we become insolvent or are liquidated, or if payment of any of our secured debt is accelerated, the holders of that secured debt will be entitled to exercise the remedies available to secured lenders under applicable law, including the ability to foreclose on and sell the assets securing such debt in order to satisfy such debt. In any such case, our remaining assets may be insufficient to repay the notes.
      Our subsidiaries are separate legal entities and are not obligated to make any payments on the notes or make any funds available for payment on the notes, whether by dividends, loans or other payments. Dividend payments, loans and advances to us by our subsidiaries may be limited by contract or statute and depend upon the earnings of our subsidiaries. Our subsidiaries will not guarantee the payment of the notes. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and your right to participate in these assets, will be effectively subordinated to the claims of that subsidiary’s creditors. Consequently, the notes will be effectively subordinated to all liabilities, including trade payables, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any debt of such subsidiary senior to that held by us.

      Neither we nor our subsidiaries are prohibited or limited under the terms of the indenture and the notes from incurring debt or acting as guarantors of debt for others in whom we or our subsidiaries may have an interest. Our ability to pay our obligations on the notes could be adversely affected by our or our subsidiaries’ incurrence of indebtedness or other liabilities. We and our subsidiaries may from time to time incur indebtedness and other liabilities, including senior debt.
We may not have the ability to repurchase the notes in cash if a holder exercises its repurchase right on the dates specified in this prospectus or upon the occurrence of a fundamental change.
      Holders of the notes have the right to require us to repurchase the notes on October 15, 2007 and (subject to our right to elect to adjust the conversion rate of the notes in lieu of permitting a repurchase at the holder’s option in the event of a public acquirer change of control, as defined in this prospectus) upon the occurrence of a fundamental change prior to maturity as described under the headings “Description of the Notes — Repurchase Rights” and ” Description of the Notes — Repurchase Upon a Fundamental Change.” We may not have sufficient funds to make the required repurchase in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the notes in cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase tendered notes would constitute an event of default under the Indenture for the notes, which might constitute a default under any other debt we may have.
Sales of a significant number of ADSs in the public market, or the perception of such sales, could reduce the price of the notes and impair our ability to raise funds in new security offerings.
      Sales of substantial amounts of our ADSs in the public market, or the perception that those sales may occur, could cause the market price of our ADSs to decline. Because the notes are convertible into ADSs, such a decline in the market price of our ADSs may cause the value of the notes to decline.

INFORMATION ABOUT THE OFFERING
Offer Statistics and Expected Timetable
      We have issued US$275 million in aggregate principal amount of notes. Each US$1,000 principal amount of notes may be converted into the conversion consideration described below, and further described in “Description of Notes”, at the initial conversion rate of 50.3816 ordinary shares per US$1,000 principal amount of notes, which is equal to an initial conversion price of US$19.85 per ordinary share (based on an initial conversion price of US$39.70 per ADS). The conversion rate in effect at any given time is equal to the principal amount of a note divided by the applicable conversion rate and will be subject to antidilution adjustments, but will not be adjusted for accrued interest, if any. In respect of each US$1,000 principal amount of notes, the conversion consideration will consist of (a) cash in an amount equal to the lesser of (i) the principal amount of each note or (ii) the conversion value (as described below); and (b) a number of our ordinary shares equal to the sum of the daily share amounts (calculated as described below) for each of the five consecutive trading days beginning on the third trading day following the conversion date (referred to as the “applicable conversion reference period”), provided, however, that we will pay cash in lieu of fractional shares otherwise issuable upon conversion of the notes. The “conversion value” is equal to (a) the applicable conversion rate, multiplied by (b) the average of the reference price of our ordinary shares over the five consecutive trading days in the applicable conversion reference period.
      Further information on the method and expected timetable for distribution is set forth below in “Plan of Distribution”. We will not receive any of the proceeds of the sale of the notes or our ordinary shares offered by this prospectus.
Selling Securityholders
      The notes were originally issued to Goldman Sachs (Asia) L.L.C. on October 20, 2004 in a private offering. The $275 million in aggregate principal amount of notes were issued at par. Goldman Sachs (Asia) L.L.C. resold the notes in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by them to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time sell pursuant to this prospectus any or all of the notes and the ordinary shares into which the notes are convertible. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as their transferees, pledgees, donees or successors.
      The table below sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder may offer pursuant to this prospectus and the maximum number of ordinary shares into which the notes are convertible. Based upon information provided to us by the selling securityholder, unless set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.
      We have prepared the table based on information given to us by the selling securityholders on or before June 29, 2005. Because the selling securityholders may offer, pursuant to this prospectus, all or some portion of the notes or ordinary shares listed below, no estimate can be given as to the amount of notes or ordinary shares that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

      Information about the selling stockholders may change over time. Any changed information given to us by the selling securityholders will be set forth in prospectus supplements if and when necessary.

			Maximum Number
			of Ordinary Shares
	Principal Amount		Issuable Upon
	in US$ of Notes	Percentage of	Conversion of the	Percentage of
	Beneficially Owned	Outstanding	Notes that May	Ordinary Shares
Selling Securityholder	and Offered	Notes	be Sold(1)	Outstanding(2)

AHFP Context(3)	$250,000	*	12,595	*
Alabama Children’s Hospital(4)	30,000	*	1,511	*
Alexian Brothers Medical Center(4)	115,000	*	5,793	*
Aloha Airlines Non-Pilots Pension Trust(4)	55,000	*	2,770	*
Aloha Pilots Retirement Trust(4)	30,000	*	1,511	*
Aristeia International Limited(5)	2,550,000	*	128,473	*
Aristeia Trading LLC(5)	450,000	*	22,671	*
Amaranth LLC(6)	30,000,000	10.9%	1,511,448	1.1%
Arkansas PERS(4)	1,485,000	*	74,816	*
Asian Diversified Total Return Limited Duration Company(7)	275,000	*	13,854	*
Attorney’s Title Insurance Fund(4)	135,000	*	6,801	*
Boilermakers Blacksmith Pension Trust(4)	1,930,000	*	97,236	*
C&H Sugar Company Inc.	60,000	*	3,022	*
Citadel Equity Fund Ltd.(8)	47,500,000	17.3%	2,393,126	1.7%
CNHCA Master Account, LP(9)	1,250,000	*	62,977	*
Context Convertible Arbitrage Fund, LP(3)	3,300,000	1.2%	166,259	*
Context Convertible Arbitrage Offshore, Ltd.(3)	10,800,000	3.9%	544,121	*
Credit Suisse First Boston LLC(10)	2,150,000	*	108,320	*
CSS, LLC	2,000,000	*	100,763	*
Delta Airlines Master Trust(4)	550,000	*	27,709	*
Deutsche Bank Securities Inc.	2,500,000	*	125,954	*
DKR SoundShore Oasis Holding Fund Ltd.(11)	5,200,000	1.9%	261,984	*
DKR SoundShore Strategic Holding Fund Ltd.(11)	1,300,000	*	65,496	*
Duke Endowment(4)	475,000	*	23,931	*
Fore Convertible Master Fund, Ltd.(12)	1,784,000	*	89,880	*
Fore ERISA Fund, Ltd(12)	1,000,000	*	50,381	*
Fore Plan Asset Fund, Ltd.(12)	159,000	*	8,010	*
Grace Convertible Arbitrage Fund, Ltd.(13)	6,300,000	2.3%	317,404	*
Guggenheim Portfolio Company VIII (Cayman)(12)	276,000	*	13,905	*
Hallmark Convertible Securities Fund(4)	95,000	*	4,786	*
Hawaiian Airlines Employees Pension Plan — IAM(4)	17,000	*	856	*
Hawaiian Airlines Pension Plan for Salaried Employees(4)	5,000	*	251	*
Hawaiian Airlines Pilots Retirement Plan(4)	50,000	*	2,519	*
Highbridge International LLC(14)	15,000,000	5.5%	755,724	*
JMG Capital Partners, LP(15)	3,600,000	1.3%	181,373	*

			Maximum Number
			of Ordinary Shares
	Principal Amount		Issuable Upon
	in US$ of Notes	Percentage of	Conversion of the	Percentage of
	Beneficially Owned	Outstanding	Notes that May	Ordinary Shares
Selling Securityholder	and Offered	Notes	be Sold(1)	Outstanding(2)

JMG Triton Offshore, Ltd.(16)	5,590,000	2.0%	281,633	*
Kamunting Street Master Fund, Ltd(17)	2,070,000	*	104,289	*
KBC Financial Products, USA, Inc.(18)	5,000,000	1.8%	251,908	*
LDG Limited(19)	53,000	*	2,670	*
Louisiana CCRF(4)	110,000	*	5,541	*
Lyxor/ Quest Fund Ltd.(20)	350,000	*	17,633	*
Man Mac I Limited(21)	781,000	*	39,348	*
Morgan Stanley & Co. Incorporated	54,360,000	19.8%	2,738,743	2.0%
Morgan Stanley Convertible Securities Trust	800,000	*	40,305	*
MSS Convertible Arbitrage 1% TQA Investors, LLC(19)	3,000	*	151	*
National Bank of Canada(3)	1,700,000	*	85,648	*
OCLC Online Computer Library Center Inc.(4)	55,000	*	2,770	*
Privilege Portfolio Sicav(22)	3,000,000	1.1%	151,144	*
Prudential Insurance Co. of America	85,000	*	4,282	*
Quest Global Convertible Master Fund Ltd.(20)	150,000	*	7,557	*
Radcliffe SPC, Ltd for and on behalf of the Class A Convertible Crossover Segregated Portfolio (23)	3,000,000	1.1%	151,144	*
Satellite Convertible Arbitrage Master Fund, LLC(24)	10,000,000	3.6%	503,816	*
Southern Farm Bureau Life Insurance(4)	700,000	*	35,267	*
Sphinx Fund(19)	59,000	*	2,972	*
State of Oregon/ Equity(4)	4,215,000	1.5%	212,358	*
State of Oregon/ SAIF Corporation(4)	1,275,000	*	64,236	*
TQA Master Fund, Ltd.(19)	447,000	*	22,520	*
TQA Master Plus Fund, Ltd.(19)	759,000	*	38,239	*
Tribeca Global Investments Ltd.(25)	7,000,000	2.5%	352,671	*
US Bank FBO Benedictine Health Systems(4)	110,000	*	5,541	*
Van Kampen Harbor Fund	1,200,000	*	60,457	*
Vicis Capital Master Fund(26)	5,500,000	2.0%	277,098	*
Waterstone Market Neutral MAC 51 Ltd.(27)	68,000	*	3,425	*
Waterstone Market Neutral Master Fund Ltd.(27)	932,000	*	46,955	*
Wolverine Asset Management(28)	4,100,000	1.5%	206,564	*
Xavex Convertible Arbitrage 7 Fund(19)	93,000	*	4,685	*
Zurich Institutional Benchmarks Master Fund, Ltd(19)	86,000	*	4,332	*
Any other selling securityholder or its future transferee(29)	18,673,000	6.8%	940,808	*

Total	$275,000,000	100.0%	13,854,940	9.9%

*	Less than 1%.

(1)	For purposes of presenting the maximum number of ordinary shares issuable upon conversion of the notes, we have assumed that each $1,000 in principal amount of the notes is convertible into 50.3816 of our ordinary shares. Although this is the initial conversion rate of the notes, the conversion consideration for each Note will actually consist of (a) cash in an amount equal to the lesser of (i) the principal value of such Note, or (ii) the conversion value of such Note (as defined in this prospectus), and (b) a number of our ordinary shares equal to the sum of the daily share amounts (calculated as described in this prospectus) for each of the five consecutive trading days beginning on the third trading day following the conversion date. In addition, the conversion rate is subject to adjustment as described under “Description of the Notes — Antidilution Adjustments.” As a result, the number of our ordinary shares issuable upon the conversion of each Note may be higher or lower than the figure indicated.

(2)	Based on 139,960,328 number of ordinary shares outstanding as of the close of business on December 31, 2004.

(3)	The securityholder has informed us that Michael Rosen and William Fertig have voting and dispositive power over the securities beneficially owned by such securityholder.

(4)	The securityholder has informed us that Ann Houlihan has voting and dispositive power over the securities beneficially owned by such securityholder.

(5)	The securityholder has informed us that Robert H. Lynch, Jr., Anthony Fascella and Kevin Jones have voting and dispositive power over the securities beneficially owned by such securityholder.

(6)	The securityholder has informed us that Nicholas M. Maounis has voting and dispositive power over the securities beneficially owned by such securityholder.

(7)	The securityholder has informed us that Philip Tye, Christopher Chan, Martin Brennan and Chris Agar voting and dispositive power over the securities beneficially owned by such security holder.

(8)	The securityholder has informed us that Kenneth C. Griffin has voting and dispositive power over the securities beneficially owned by such securityholder.

(9)	The securityholder has informed us that Robert Krzil, Mark Mitchell and Todd Pulvino have voting and dispositive power over the securities beneficially owned by such securityholder.

(10)	The securityholder has informed us that Jeffrey Andrewski has voting and dispositive power over the securities beneficially owned by such securityholder.

(11)	The securityholder has informed us that Seth Fischer has voting and dispositive power over the securities beneficially owned by such securityholder.

(12)	The securityholder has informed us that David Egglishaw has voting and dispositive power over the securities beneficially owned by such securityholder.

(13)	The securityholder has informed us that Bradley Whitmore and Michael Brailov have voting and dispositive power over the securities beneficially owned by such securityholder.

(14)	The securityholder has informed us that Glenn Dubin and Henry Swieca have voting and dispositive power over the securities beneficially owned by such securityholder.

(15)	The securityholder has informed us that Jonathan M. Glaser has voting and dispositive power over the securities beneficially owned by such securityholder.

(16)	The securityholder has informed us that Jonathan M. Glaser and Daniel A. David have voting and dispositive power over the securities beneficially owned by such securityholder.

(17)	The securityholder has informed us that Allan Jeh has voting and dispositive power over the securities beneficially owned by such securityholder.

(18)	The securityholder has informed us that Luke Edwards has voting and dispositive power over the securities beneficially owned by such securityholder.

(19)	The securityholder has informed us that Robert Butman, John Idone, George Esser, Paul Bucci and Bartholomew Tesoriero have voting and dispositive power over the securities beneficially owned by such securityholder.

(20)	The securityholder has informed us that James Doolin and Frank Campana have voting and dispositive power over the securities beneficially owned by such securityholder.

(21)	The securityholder has informed us that Michael Collins has voting and dispositive power over the securities beneficially owned by such securityholder.

(22)	The securityholder has informed us that David Clott has voting and dispositive power over the securities beneficially owned by such securityholder.

(23)	Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.’s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner of RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.

(24)	The securityholder has informed us that Lief Rosenblatt, Mark Sonnino, Gabriel Nechamkin, Christopher Tuzzo, Brian Kriftcher, Stephen Shapiro and David Ford have voting and dispositive power over the securities beneficially owned by such securityholder.

(25)	The securityholder has informed us that Citigroup Inc., a publicly held entity that is required to file periodic and other reports with the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Exchange Act, has voting and dispositive power over the securities beneficially owned by such securityholder.

(26)	The securityholder has informed us that Shad Shastney, Sky Lucas and John Succo have voting and dispositive power over the securities beneficially owned by such securityholder.

(27)	The securityholder has informed us that Shawn Bergerson has voting and dispositive power over the securities beneficially owned by such securityholder.

(28)	The securityholder has informed us that Rob Bellick has voting and dispositive power beneficially owned by such securityholder.

(29)	We are unable to provide the names of certain selling securityholders who hold notes and/or ordinary shares issuable upon conversion of the notes at this time, because such selling securityholders have not provided us with their identity and other necessary information and because the notes are evidenced by a global note that has been deposited with DTC and registered in the name of Cede & Co., as DTC’s nominee. Information concerning any such selling securityholders will be set forth in prospectus supplements if and when necessary.
PLAN OF DISTRIBUTION
      We will not receive any of the proceeds of the sale of the notes or our ordinary shares offered by this prospectus. The notes and ordinary shares offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling securityholders, or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes or the ordinary shares offered by this prospectus.
      The aggregate proceeds to the selling securityholders from the sale of the notes or ordinary shares offered by this prospectus will be the purchase price paid for such securities, less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, reject, in whole or in part any proposed purchase of notes or ordinary shares to be made directly or through agents.
      The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes or ordinary shares offered by this prospectus may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of such securities by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be underwriters may be subject to certain statutory liabilities, including, but not limited to, those under Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling securityholders who are deemed to be underwriters will also be subject to the prospectus delivery requirements of the Securities Act.
      Under certain circumstances, holders of at least 33% of the aggregate principal amount of the notes may require us to facilitate an underwritten offering at our expense.
      If the notes or ordinary shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.
      The notes and the ordinary shares may be sold in one or more transactions at:

•	fixed prices,

•	prevailing market prices at the time of sale or prices related to prevailing market prices at the time of sale,

•	varying prices determined at the time of sale, or

•	negotiated prices.
      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the ordinary shares may be listed or quoted at the time of the sale, including the Nasdaq,

•	in the over-the-counter market,

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market, or

•	through the writing of options.
      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. If any such method of distribution takes the form of an underwritten offering, the selection of the underwriter by the relevant selling securityholders’ shall be subject to the consent of Shanda, which consent shall not be unreasonably withheld.
      In connection with sales of the notes and ordinary shares offered by this prospectus or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and ordinary shares in the course of hedging their positions. The selling securityholders may also sell the notes and ordinary shares short and deliver notes and ordinary shares to close out short positions, or loan or pledge notes and ordinary shares to broker-dealers that in turn may sell the notes and ordinary shares.
      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes or ordinary shares offered hereby. Selling securityholders might not sell any or all of the notes or the ordinary shares offered by them using this prospectus. Any selling securityholder might instead transfer, devise or gift any such securities by other means not described in this prospectus. In addition, any such securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

      Our ordinary shares trade on Nasdaq under the symbol “SNDA.” The notes are currently designated for trading in the PORTAL system. Notes sold by means of this prospectus will not be eligible for trading in the PORTAL system. We do not intend to list the notes on any national or other securities exchange or on the Nasdaq National Market. No assurance can be given as to the development of liquidity or any trading market for the notes. See “Risk Factors.”
      The selling securityholders and any other person participating in a distribution of securities offered by this prospectus will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and ordinary shares by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and ordinary shares to engage in market-making activities with respect to the particular notes and ordinary shares being distributed for a period of time prior to the commencement of such distribution. This may affect the marketability of the notes and ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the notes and ordinary shares.
      To the extent required, the specific notes or ordinary shares to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment, to the shelf registration statement of which this prospectus forms a part.
      Pursuant to the registration rights agreement Shanda has entered into with the holders of the notes, each of Shanda and the selling securityholders selling notes or underlying ordinary shares will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.
      We may suspend the use of this prospectus for any period and at any time, including, without limitation, in the event of pending corporate developments, public filings with the Securities and Exchange Commission, and similar events.

CAPITALIZATION AND INDEBTEDNESS
      The following table sets forth our capitalization and indebtedness as of March 31, 2005:
      The information in this table should be read in conjunction with “Selected Financial Data” and our Consolidated Financial Statements and related notes included in our annual report on Form 20-F (File No. 000-50705), filed with the Securities and Exchange Commission on May 31, 2005, and incorporated herein by reference.

	As of March 31, 2005

	RMB	US$(1)

	(Unaudited)
	(In thousands, except for
	share data)
Long-term liabilities:
Convertible notes	2,276,192	275,019

Total long-term liabilities	2,276,192	275,019

Shareholders’ equity:
Ordinary shares, (US$0.01 par value; 400,000,000 shares authorized, 139,992,110 shares issued and outstanding)	11,587	1,400
Additional paid-in capital	1,344,421	162,439
Statutory reserves	40,025	4,836
Deferred share-based compensation	(15,294)	(1,848)
Accumulated other comprehensive gain	641,305	77,485
Retained earnings	264,718	31,984

Total shareholders’ equity	2,286,762	276,296

Total capitalization	4,562,954	551,315

(1)	Translations of RMB amounts into U.S. dollars were made at a rate of RMB8.2765 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on July 7, 2005.
Reasons for the Offer and Use of Proceeds
      The proceeds from the sale of the notes and the ordinary shares offered by this prospectus are solely for the account of the selling securityholders named in this prospectus. Accordingly, we will not receive any proceeds from the sale of the notes or the ordinary shares offered by this prospectus.
Interests of Experts and Counsel
      Not applicable.

DESCRIPTION OF THE NOTES
      We issued the notes under an indenture dated as of October 20, 2004 between us and The Bank of New York, in its capacity as trustee. Subject, among other things, to compliance with the procedures described in “Conversion Rights — Conversion Procedures”, the ordinary shares issuable upon conversion of the notes may be deposited pursuant to the deposit agreement dated as of May 17, 2004 among us, The Bank of New York, as depositary, and the holders and beneficial owners from time to time of the ADSs, against the issuance of ADSs. We have entered into a registration rights agreement dated as of October 20, 2004 with the initial purchaser pursuant to which we, for the benefit of the holders of the notes, filed a shelf registration statement with the Securities and Exchange Commission, of which this prospectus is a part, covering resale of the notes and the ordinary shares issuable upon conversion of the notes.
      The following description of the terms of the indenture and the notes is a summary. This summary does not restate the indenture or the notes in full and excludes certain definitions and complex legal terminology contained in the indenture. While we believe this summary contains all of the information about the indenture important to your decision to purchase the notes, it does not include all of the provisions of the indenture, the deposit agreement and the registration rights agreement. In the event of any inconsistency between any such agreement and the following description, the terms of such agreement shall govern. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.
      In this section, references to “Shanda Interactive Entertainment Limited,” “we,” “our” or “us” refer solely to Shanda Interactive Entertainment Limited and not to its subsidiaries.
General
      We have issued US$275 million in aggregate principal amount of notes. We may, without the consent of the holders of the notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms of the notes (except for price and initial issuance date). Any of these additional notes will, together with the notes offered hereby, constitute a single series of notes under the indenture. Holders of such additional notes will have the right to vote together with holders of notes offered hereby as one class.
      The notes will not bear interest unless specified events of default under the registration rights agreement occur.
      The notes are our general and unsecured obligations and rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness. The notes rank equally to all existing senior indebtedness and subordinated to all future senior secured indebtedness. The indenture does not limit the amount of indebtedness or other liabilities that we or any of our subsidiaries can create, incur, assume or guarantee in the future.
      Except under limited circumstances described below, the notes will be issued only in fully registered book-entry form without coupons in denominations of US$1,000 principal amount and any integral multiple of US$1,000 above that amount. The notes will mature on October 15, 2014, unless earlier redeemed by us at our option, repurchased by us at a holder’s option as described herein, exchanged as described herein or converted at a holder’s option into our ordinary shares as described under “— Conversion Rights.”
Conversion Rights
      You will be entitled to convert your notes, in denominations of US$1,000 principal amount or multiples thereof, into the conversion consideration described below, which may include our ordinary shares or (subject to compliance with the procedures described in “Conversion Rights — Conversion Procedures” and the requirements described under “Description of American Depositary Shares” elsewhere in this prospectus) ADSs, at any time before the close of business on the last trading day on the Nasdaq National Market prior to the maturity date of the notes, subject to prior redemption, exchange or repurchase of the notes.

Conversion Consideration
      Each US$1,000 principal amount of notes may be converted into the conversion consideration described below at the initial conversion rate of 50.3816 ordinary shares per US$1,000 principal amount of notes, which is equal to an initial conversion price of US$19.85 per ordinary share (based on an initial conversion price of US$39.70 per ADS). The conversion rate in effect at any given time is referred to in this prospectus as the “applicable conversion rate” and will be subject to adjustments as described under “— Antidilution Adjustments”, but it will not be adjusted for accrued interest, if any. The “applicable conversion price” at any given time is equal to the principal amount of a note divided by the applicable conversion rate.
      In respect of each US$1,000 principal amount of notes, the conversion consideration will consist of (a) cash in an amount equal to the lesser of (i) the principal amount of each note or (ii) the conversion value (as described below); and (b) a number of our ordinary shares equal to the sum of the daily share amounts (calculated as described below) for each of the five consecutive trading days beginning on the third trading day following the conversion date (referred to as the “applicable conversion reference period”), provided, however, that we will pay cash in lieu of fractional shares otherwise issuable upon conversion of the notes.
      Subject to compliance with the procedures described in “— Conversion Procedures” and the requirements described under “Description of American Depositary Shares” elsewhere in this prospectus, if you elect to receive ADSs instead of ordinary shares (by delivering a conversion notice in substantially the form attached to the indenture together with evidence required as described therein), we will deposit as soon as practicable our ordinary shares deliverable upon conversion, subject to applicable laws and in accordance with the indenture, with the depositary for the issuance of ADSs in accordance with the applicable terms and conditions of our deposit agreement with the depositary. You should refer to the deposit agreement for details.
      A “trading day” is a day during which trading in securities generally occurs on the Nasdaq National Market (or, if the ADSs are not quoted on the Nasdaq National Market, on the principal other market on which the ADSs are then traded), other than a day on which a material suspension or limitation on trading is imposed that affects either the Nasdaq National Market (or, if applicable, such other market) in its entirety or only our ADSs (by reason of movements in price exceeding limits permitted by the relevant market on which the shares are traded or otherwise) or on which the Nasdaq National Market (of, if applicable, such other market) cannot clear the transfer of our ADSs due to an event beyond our control.
      The “conversion value” is equal to (a) the applicable conversion rate, multiplied by (b) the average of the reference price of our ordinary shares over the five consecutive trading days in the applicable conversion reference period.
      The “daily share amount” for each of the five trading consecutive days beginning on the third trading day following the conversion date is equal to the greater of:

•	zero; or

•	a number of shares determined by the following formula:
(Reference Price on that Trading Day × Applicable Conversion Rate) - US$1,000
5 × Reference Price on that Trading Day
      The “reference price” of our ordinary shares on any date of determination means a U.S. dollar amount derived by dividing the closing price of our ADSs on that date by the then applicable number of our ordinary shares represented by one ADS. On the date of original issuance of the notes, one ADS represents two of our ordinary shares.

Conversion Procedures
      If you wish to exercise your conversion right, you must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security (the date on which all requirements for conversion, including the delivery of such notice, have been satisfied, the “conversion date”), to the conversion agent who will, on your behalf, convert the notes into our ordinary shares. You may obtain copies of the required form of the conversion notice from the conversion agent. Upon conversion, we will satisfy our conversion obligation as described above under “— Conversion Consideration.”
      The conversion notice must, among other things, state whether the converting holder wishes to receive ordinary shares or (subject to compliance with the procedures described in “— Registration Rights” and the requirements described under “Description of American Depositary Shares” elsewhere in this prospectus) ADSs in respect of his or her conversion right.
      We will not issue fractional shares of our ordinary shares upon conversion of the notes. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis in respect of all the notes you have surrendered for conversion), you will be entitled to receive cash in an amount equal to the value of such fractional shares, based on the applicable share price.
      Upon conversion of notes, you generally will not receive any cash payment of interest. By delivering to the holder the cash payment and the number of our ordinary shares issuable upon conversion (if any), we will satisfy our obligation with respect to the notes. That is, accrued but unpaid interest, if any, will be deemed to be paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for accrued interest.
      Notwithstanding the foregoing, if you convert after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on that interest payment date accrued interest on those notes, if any, notwithstanding the conversion of those notes prior to that interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender any notes for conversion, you must pay to us an amount equal to the interest that has accrued and that will be paid with respect to the notes being converted, if any, on the related interest payment date. The preceding sentence does not apply, however, to notes that are converted after we have specified a redemption date that is after a record date for an interest payment but on or prior to the corresponding interest payment date. Accordingly, if we elect to redeem notes on a date that is after a record date for an interest payment but on or prior to the corresponding interest payment date, and you choose to convert your notes, you will not be required to pay us, at the time you surrender your notes for conversion, the amount of interest you will receive on the date that has been fixed for redemption, if any.
      If you convert notes, we will pay any documentary stamp or similar issue or transfer tax due on the issuance of our ordinary shares upon the conversion, unless the tax is due because you request the shares to be issued or delivered in a name other than your own, in which case you will pay the tax. Certificates representing our ordinary shares will be issued or delivered only after all applicable taxes and duties payable by you, if any, have been paid.
      The ordinary shares delivered upon exercise of conversion rights will be deemed to be delivered as of the relevant conversion time and the depositary (or its nominee), the holder or such person named in the conversion notice, as the case may be, will as of the relevant conversion time, be deemed and treated by us for all purposes as the holder of record of the number of ordinary shares represented by the ADSs, or the number of ordinary shares to be delivered upon conversion of the relevant notes. Immediately after each conversion date, we will ensure that all necessary steps are taken for the due issuance and delivery of any ordinary shares issuable on conversion of the relevant notes or ADSs representing such ordinary shares. We will be required to pay the applicable deposit fees set forth in the deposit agreement.

Exchange in Lieu of Conversion
      When you surrender the notes for conversion, the conversion agent may direct you to surrender your notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated institution must agree to deliver, in exchange for your notes, the cash payment in U.S. dollars and the number of our ordinary shares issuable upon conversion. If the designated institution accepts any such notes, it will deliver the appropriate consideration to you. Any notes exchanged by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for exchange but does not timely deliver the related consideration, we will, as promptly as practical thereafter, but not later than the third business day following the conversion date, convert the notes and deliver to you the cash payment and the number of shares of our ordinary shares issuable upon conversion (if any).
      Our designation of an institution to which the notes may be submitted for exchange does not require the institution to accept any notes. If the designated institution declines to accept any notes surrendered for exchange, we will convert those notes into the cash payment and the number of our ordinary shares issuable upon conversion (if any), as described under “— Conversion Consideration.”
Antidilution Adjustments
      The conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1) Stock dividends in ordinary shares. We pay a dividend or make a distribution on our ordinary shares, payable exclusively in our ordinary shares or our other capital stock;

(2) Issuance of rights or warrants. We issue to all or substantially all holders of our ordinary shares rights or warrants that allow the holders to purchase our ordinary shares for a period expiring within 60 days from the date of issuance of the rights or warrants at less than the current market price;

(3) Stock splits and combinations. We:

•	subdivide or split our outstanding ordinary shares into a greater number of shares;

•	combine or reclassify our outstanding ordinary shares into a smaller number of shares; or

•	issue by reclassification of our ordinary shares any shares of our capital stock.

(4) Distribution of indebtedness, securities or assets. We distribute to all or substantially all holders of our ordinary shares evidences of indebtedness, securities or assets or certain rights to purchase our securities, but excluding:

•	dividends or distributions described in paragraph (1) above;

•	rights or warrants described in paragraph (2) above;

•	dividends or distributions paid exclusively in cash described in paragraph (5), (6) or (7) below,

(the “distributed assets”), in which event (other than in the case of a “spin-off” as described below), the conversion rate in effect immediately before the close of business on the record date fixed for determination of shareholders entitled to receive that distribution will be increased by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which is the “current market price” of our ordinary shares and the denominator of which is the current market price of our ordinary shares minus the fair market value, as determined by our board of directors, whose determination in good faith will be conclusive, of the portion of those distributed assets applicable to one ordinary share.

For purposes of this section (unless otherwise stated), the “current market price” of our ordinary shares means the average of the reference prices of our ordinary shares for the five consecutive trading days ending on the day before the ex-dividend trading day for such distribution (if such date is a trading day or, if not, then on the last trading day prior to such record date).

Notwithstanding the foregoing, in cases where (a) the fair market value per share of the distributed assets equals or exceeds the current market price of our ordinary shares, or (b) the current market price of our ordinary shares exceeds the fair market value per share of the distributed assets by less than US$1.00, in lieu of the foregoing adjustment, you will have the right to receive upon conversion, in addition to our ordinary shares, the amount and type of distributed assets you would have received if you had converted your notes immediately prior to the record date.

Notwithstanding the foregoing, in respect of a dividend or other distribution of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the conversion rate in effect immediately before the close of business on the record date fixed for determination of shareholders entitled to receive that distribution will be increased by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which is the current market price of our ordinary shares plus the fair market value, determined as described below, of the portion of those shares of capital stock or similar equity interests so distributed applicable to one ordinary share, and the denominator of which is the current market price of our ordinary shares.

The adjustment to the conversion rate in the event of a spin-off will occur at the earlier of:

•	the tenth trading day after the effective date of the spin-off, and

•	the first trading day of the securities being distributed in the spin-off following the initial public offering of such securities, if that initial public offering is effected simultaneously with the spin-off.

For purposes of this section, “initial public offering” means the first time securities of the same class or type as the securities being distributed in the spin-off are bona fide offered to the public for cash.

In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the fair market value of the securities to be distributed to holders of our ordinary shares means the average of the closing sale prices of those securities over the ten consecutive trading days following the effective date of the spinoff. Also, for this purpose, the “current market price” of our ordinary shares means the average of the reference prices of our ordinary shares over the ten consecutive trading days following the effective date of the spin-off.

If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price, while the current market price of our ordinary shares means the reference price of our ordinary shares on the first trading day of the securities being distributed in the spin-off following the initial public offering of such securities.

(5) Cash dividends or distributions. We make a dividend or distribution consisting exclusively of cash to all or substantially all holders of outstanding shares, in which event the conversion rate will be adjusted by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which is the current market price of our ordinary shares, and the denominator of which is the current market price of our ordinary shares, minus the amount per share of such dividend or distribution.

Notwithstanding the foregoing, in cases where (a) the per share amount of such dividend or distribution equals or exceeds the current market price of our ordinary shares or (b) the current market price of our ordinary shares exceeds the per share amount of such dividend or distribution by less than US$1.00, in lieu of the foregoing adjustment, you will have the right to receive upon conversion, in addition to our ordinary shares, such dividend or distribution you would have received if you had converted your notes immediately prior to the record date. For purposes of this clause (5), the “current market price” of our ordinary shares means the average of the reference prices of our ordinary shares for the five consecutive trading days ending on the trading day prior to the ex-dividend trading day for such cash distribution, and the new conversion rate shall take effect immediately after the record date fixed for determination of the shareholders entitled to receive such distribution.

(6) Tender offers. We (or one of our subsidiaries) make a payment in respect of a tender offer or exchange offer for our ordinary shares, in which event, to the extent the cash and value of any other consideration included in the payment per ordinary share exceeds the reference price of our ordinary shares on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer, as the case may be, the conversion rate will be adjusted by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which will be the sum of (a) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all of our ordinary shares we purchase in the tender offer and (b) the product of (i) the number of our ordinary shares outstanding less any such purchased shares and (ii) the reference price of our ordinary shares on the trading day next succeeding the date of the expiration of the tender or exchange offer, and the denominator of which will be the product of (a) the number of our ordinary shares outstanding, including any such purchased shares, and (b) the reference price of our ordinary shares on the trading day next succeeding the date of expiration of the tender or exchange offer.

(7) Repurchases. We (or one of our subsidiaries) make a payment in respect of a repurchase of our ordinary shares the consideration for which exceeded the then-prevailing market price of our ordinary shares (such amount, the “repurchase premium”), and that repurchase, together with any other repurchases of our ordinary shares by us (or one of our subsidiaries) involving a repurchase premium concluded within the preceding 12 months, resulted in the payment by us of an aggregate consideration exceeding an amount equal to 10% of our market capitalization, the conversion rate will be adjusted by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which is the current market price of our ordinary shares and the denominator of which is (A) the current market price of our ordinary shares, minus (B) the quotient of (i) the aggregate amount of all of the repurchase premiums paid in connection with such repurchases and (ii) the number of ordinary shares outstanding on the day next succeeding the date of the repurchase triggering the adjustment, as determined by our board of directors;

provided that no adjustment to the conversion rate shall be made to the extent the conversion rate is not increased as a result of the above calculation; and provided, further, that the repurchases of our ADSs representing ordinary shares effected by us or our agent in conformity with Rule 10b-18 under the Exchange Act will not be included in any adjustment to the conversion rate made under this clause (7). For purposes of this clause (7), (i) the “market capitalization” will be calculated by multiplying the current market price of our ordinary shares by the number of shares then outstanding on the date of the repurchase triggering the adjustment and (ii) the “current market price” will be the average of the reference prices of our ordinary shares for the five consecutive trading days beginning on the trading day next succeeding the date of the repurchase triggering the adjustment and (iii) in determining the repurchase premium, the “then-prevailing market price” of our ordinary shares will be the average of the reference prices of our ordinary shares for the five consecutive trading days ending on the relevant repurchase date.

In the event of a taxable distribution to holders of our ordinary shares (including ordinary shares in the form of ADSs) which results in an adjustment of the conversion rate, you may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our ordinary shares (including ordinary shares in the form of ADSs). See “Certain Income Tax Considerations — United States Federal Income Taxation.” In addition to these adjustments, we may increase the conversion rate as our board of directors considers advisable to avoid or diminish any income tax to holders of our ordinary shares (including ordinary shares in the form of ADSs) or holders of rights to purchase our ordinary shares resulting from any dividend or distribution of shares (or rights to acquire shares) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give you at least 15 days notice of such an increase in the conversion rate.

No adjustment to the conversion rate or your ability to convert will be made if you otherwise participate in the distribution without conversion or in certain other cases.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any of our ordinary shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in our ordinary shares under any plan;

•	upon the issuance of any of our ordinary shares or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any of our ordinary shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the ordinary shares; or

•	for accrued and unpaid interest and liquidated damages, if any.
Redemption Rights
      We will have the right to redeem the notes in whole or in part, at any time or from time to time, on or after October 15, 2007 at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest and liquidated damages, if any, to, but not including, the redemption date.
      We will give not less than 30 days’ or not more than 60 days’ notice of redemption by mail to holders of the notes. If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed in principal amount of US$1,000 or integral multiples thereof by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.
      If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be from the portion selected for redemption.
      In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any note during a period beginning at the opening of business 15 days before any selection of notes for redemption and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of notes to be so redeemed, or

•	register the transfer or exchange of any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.
      If we exercise our right to redeem the notes, in whole or in part, we will disseminate a press release and publish the information through a public medium customary for such press releases.
Repurchase Rights
      You have the right to require us to repurchase all or a portion of your notes on October 15, 2007, which we refer to as “repurchase date.” The repurchase price payable will be an amount in U.S. dollars equal to 100% of the principal amount of notes to be repurchased, plus accrued and unpaid interest and liquidated damages, if any, to, but not including, the repurchase date. We will be required to repurchase any outstanding notes for which you deliver a written repurchase notice to the paying agent (the “repurchase notice”). This repurchase notice must be delivered during the period beginning at the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the fifth business day prior to the repurchase date. If the repurchase notice is given and withdrawn during the period, we will not be obligated to repurchase the related notes.
      We will pay the repurchase price for any notes submitted for repurchase by us on a repurchase date solely in cash.
      We are required to give notice at least 30 business days prior to the repurchase date to all holders at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law stating, among other things, the procedures that holders must follow to require us to repurchase their notes as described below.
      The repurchase notice must state:

•	if certificated, the certificate numbers of the notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be US$1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.
      If notes are not in certificated form, your repurchase notice must comply with appropriate DTC procedures.
      You may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the second business day immediately preceding the repurchase date. The notice of withdrawal must state:

•	the principal amount of notes being withdrawn;

•	if certificated, the certificate numbers of the notes being withdrawn; and

•	the principal amount, if any, of the notes that remain subject to the repurchase notice.
      If notes are not in certificated form, your withdrawal notice must comply with appropriate DTC procedures.
      In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act; and

•	file a Schedule TO or any other required schedule under the Exchange Act.
      Our obligation to pay the repurchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the repurchase date or the time of delivery of the notes, together with such endorsements.
      If the paying agent holds money sufficient to pay the repurchase price of the notes for which a repurchase notice has been given on the business day immediately following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest and liquidated damages, if any, on the notes will cease to accrue, whether or not the notes are delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the notes.
      Our ability to repurchase notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See “Risk Factors”. We may not have the ability to repurchase the notes in cash if a holder exercises its repurchase right on the date specified in this prospectus or upon the occurrence of a fundamental change.”
Exchange in Lieu of Repurchase
      If you exercise your right to require us to repurchase notes held by you, we may cause the notes first to be offered to a financial institution chosen by us for exchange in lieu of repurchase. In order to accept any notes surrendered for repurchase, the designated institution must agree to deliver, in exchange for such notes, an amount of cash in U.S. dollars equal to the repurchase price for such notes you otherwise would receive upon repurchase by us. If the designated institution accepts any such notes for repurchase, it will deliver the repurchase price to you. Any notes purchased by the designated institution will remain outstanding. If the designated institution agrees to accept any notes for repurchase but does not timely deliver the related repurchase price payment, we will, as promptly as practical thereafter, but not later than one business day following the repurchase date, cause the repurchase price for the notes to be paid.
      Our designation of an institution to which the notes may be submitted for repurchase does not require the institution to accept any notes. If the designated institution declines to accept any notes surrendered for repurchase, we will repurchase the notes on the terms provided in the indenture.
Repurchase Upon a Fundamental Change
      If a fundamental change (as defined below) occurs at any time prior to maturity, you will have the right (subject to our rights described under “— Public Acquirer Change of Control”) to require us to repurchase any or all of your notes for cash, or any portion of the original principal amount thereof that is equal to US$1,000 or an integral multiple of US$1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest and liquidated damages, if any, to (but not including) the fundamental change repurchase date, unless such fundamental change repurchase date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest and liquidated damages, if any, payable on such interest payment date to the holder of record at the close of business on the corresponding record date.
      A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1) ADSs representing our ordinary shares are neither quoted on the Nasdaq National Market or another established automated over-the-counter trading market in the United States or traded on the New York Stock Exchange or another United States national securities exchange;

(2) any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than (i) an acquisition by us, any of our subsidiaries or any of our employee benefit plans, and (ii) any acquisition by a person who, immediately prior thereto, held beneficial ownership, directly or indirectly, of 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors; or

(3) we merge or consolidate with or into any other person (other than a subsidiary), another person merges with or into us, or we convey, sell, transfer or lease all or substantially all of our assets to another person, other than any transaction:

•	that does not result in a reclassification, conversion, exchange or cancellation of our outstanding ordinary shares, or

•	pursuant to which the holders of our ordinary shares immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after the transaction, or

•	which is effected solely to change our jurisdiction of incorporation and results in a reclassification, conversion or exchange of our outstanding ordinary shares solely into shares of the surviving entity; or

(4) at any time our continuing directors (as defined below) do not constitute a majority of our board of directors (or, if applicable, a successor person to us).
      However, notwithstanding the foregoing, holders of notes will not have the right to require us to repurchase any notes under (2) or (3) above (and we will not be required to deliver the notice incidental thereto), if either:

•	the reference price of our ordinary shares for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock under clause (1) above, or the period of ten consecutive trading days ending immediately before the change in control, in the case of a change in control relating to a merger, consolidation, asset sale or otherwise under clause (2) above, equals or exceeds 105% of the conversion price of the notes in effect on each of those five trading days; or

•	at least 95% of the consideration, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights, in the transaction or transactions constituting the fundamental change consists of shares of capital stock quoted on the Nasdaq National Market or another established automated over-the-counter trading market in the United States or traded on the New York Stock Exchange or another United States national securities exchange (or will be so traded or quoted immediately following the merger or consolidation) and as a result of the merger or consolidation the notes become convertible into such shares of such capital stock.
      For purposes of these provisions, whether a person is a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act and “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.
      “Continuing directors” means, as of any date of determination, any member of our board of directors who (i) was a member of our board of directors on the date of the indenture or (ii) becomes a member of our board of directors subsequent to that date and was appointed, nominated for election or elected to our board of directors with the approval of a majority of the continuing directors who were members of our board of directors at the time of such appointment, nomination or election.
      For purposes of the above, the term “capital stock” of any person means any and all shares, interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.
      On or before the 30th day after the occurrence of a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting repurchase right. Such notice shall state, among other things:

•	the events causing a fundamental change,

•	the date of the fundamental change,

•	the last date on which a holder may exercise the repurchase right,

•	the fundamental change repurchase price,

•	the fundamental change repurchase date,

•	the name and address of the paying agent and the conversion agent,

•	the conversion rate and any adjustments to the conversion rate,

•	that the notes with respect to which a fundamental change repurchase notice has been given by the holder may be converted only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture, and

•	the procedures that holders must follow to require us to repurchase their notes.
      Simultaneously with providing such notice, we will issue a press release and publish the information through a public medium customary for such press releases.
      To exercise the repurchase right, you must deliver, before the close of business on the fifth business day immediately preceding the fundamental change repurchase date, the notes to be purchased, duly endorsed for transfer, together with the fundamental change repurchase notice duly completed, to the paying agent. Your fundamental change repurchase notice must state:

•	if certificated, the certificate numbers of the notes to be delivered for repurchase,

•	the portion of the principal amount of notes to be purchased, which must be US$1,000 or an integral multiple thereof, and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.
      If the notes are not in certificated form, your repurchase notice must comply with appropriate DTC procedures.
      You may withdraw any repurchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the second business day prior to the fundamental change repurchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes,

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, and

•	the principal amount, if any, that remains subject to the repurchase notice.
      If the notes are not in certificated form, the withdrawal notice must comply with appropriate DTC procedures.
      We will be required to repurchase the notes no less than 20 and no more than 35 days after the date of our notice of the occurrence of the relevant fundamental change, subject to extension to comply with applicable law. You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice to receive payment of the repurchase price. Holders will receive payment of the fundamental change repurchase price promptly following the later of the fundamental change repurchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change repurchase price of the notes on the business day following the fundamental change repurchase date, then:

•	the notes will cease to be outstanding and interest and liquidated damages, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent), and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change repurchase price upon delivery or transfer of the notes).
      The rights of the holders to require us to repurchase their notes upon a fundamental change could discourage a potential acquirer of us. The fundamental change repurchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate our ordinary shares, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a standard term contained in other offerings of debt securities similar to the notes that have been marketed by the initial purchaser. The terms of the fundamental change repurchase feature resulted from negotiations between the initial purchaser and us.
      The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.
      The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.
      Our ability to repurchase notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. See “Risk Factors. We may not have the ability to repurchase the notes in cash if a holder exercises its repurchase right on the date specified in this prospectus or upon the occurrence of a fundamental change.” In addition, we have, and may in the future incur, other indebtedness with similar fundamental change provisions permitting holders to accelerate or to require us to repurchase our indebtedness upon the occurrence of similar events or on some specific dates.
Adjustment to Conversion Rate upon a Fundamental Change
      If and only to the extent that you convert your notes in connection with a fundamental change (and subject to our rights described under “— Public Acquirer Change of Control”) pursuant to which 5% or more of the consideration for our stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, we will increase the conversion rate for the notes surrendered for conversion by a number of additional shares (the “additional shares”) as described below. The number of additional shares will be determined by reference to the table below, based on the date on which such fundamental change transaction become effective (the “effective date”) and the price (the “share price”) paid per ordinary share in such fundamental change transaction. If holders of our ordinary shares (including ordinary shares in the form of ADSs) receive only cash in such fundamental change transaction, the share price will be the cash amount paid per ordinary share. Otherwise, the share price will be the average of the reference prices of our ordinary shares on each of the five consecutive trading days prior to but not including the effective date of such fundamental change transaction.
      The share prices set forth in the first row of the first following table (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted, as described above under “— Antidilution Adjustments”. The adjusted share prices will equal the share prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “— Antidilution Adjustments”. As of the date of the indenture governing the notes, one ADS will represent two of our ordinary shares.

      The following table sets forth the hypothetical share price and number of additional shares issuable per US$1,000 initial principal amount of notes:

	Ordinary Share Price
Effective Date of
Fundamental Change	$14.98	$17.50	$20.00	$22.50	$25.00	$27.50	$30.00	$35.00	$45.00

October 20, 2004	16.3745	11.4333	8.0818	5.7896	4.1060	2.9462	2.0853	0.9799	0.1108
October 15, 2005	16.9472	11.4358	7.9422	5.4451	3.8285	2.6069	1.7720	0.7530	0.0361
October 15, 2006	16.8959	10.8453	6.8607	4.4702	2.8164	1.6901	1.0582	0.2603	0.0000
October 15, 2007	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
      The share prices and additional share amounts set forth above are based upon a reference price of US$14.98 at October 14, 2004 and an initial conversion price of $19.85 per ordinary share.
      The exact share price and conversion dates may not be set forth on the table, in which case, if the share price is:

•	between two share price amounts on the table or the conversion date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365 day year;

•	more than US$45.00 per share (subject to adjustment), no additional shares will be issued in conversion; and

•	less than US$14.98 per share (subject to adjustment), no additional shares will be issued upon conversion.
Public Acquirer Change of Control
      Notwithstanding the foregoing, in the case of a public acquirer change of control (as defined below), we may, in lieu of permitting a repurchase at the holder’s option or adjusting the conversion rate as described under “— Adjustment to Conversion Rate Upon a Fundamental Change”, elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such public acquirer change of control, holders of the notes will be entitled to convert their notes into a number of shares of public acquirer common stock (as defined below) by multiplying the conversion rate in effect immediately before the public acquirer change of control by a fraction:

•	The numerator of which will be (i) in the case of a share exchange, consolidation, merger or binding share exchange, pursuant to which our ordinary shares are converted into cash, securities or other property, the average value of all cash and any other consideration (as determined by our board of directors) paid or payable per ordinary share or (ii) in the case of any other public acquirer change of control, the average of the reference price of our ordinary shares for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control, and

•	The denominator of which will be the average of the last reported sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control.
      A “public acquirer change of control” means any event constituting a fundamental change that would otherwise give holders the right to cause us to repurchase the notes as described above under “— Repurchase Upon a Fundamental Change” where the acquirer has a class of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change (the “public acquirer common stock”). If an acquirer does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have “public acquirer common stock” if either (1) a direct or indirect majority-owned subsidiary of acquirer or (2) a corporation that directly or indirectly owns at least a majority of the acquirer, has a class of common stock satisfying the foregoing requirement; in such case, all references to public acquirer common stock shall refer to such class of common stock. Majority-owned for these purposes means having “beneficial ownership” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity’s capital stock that are entitled to vote generally in the election of directors.
Merger and Sales of Assets
      We may not (a) consolidate with or merge with or into any other person or convey, sell, transfer or lease or otherwise dispose of all or substantially all of our assets to any other person in any one transaction or series of related transactions, or (b) permit any person to consolidate with or merge into us, unless:

•	in the case of a merger or consolidation, either we are the surviving person, or if we are not the surviving person, the surviving person formed by such consolidation or into which we are merged or the person to which our properties and assets are so transferred is a corporation, a limited liability company, limited partnership or trust and executes and delivers to the trustee a supplemental indenture expressly assuming the payment when due of the principal of and interest, including liquidated damages, if any, on the notes and the performance of each of our other covenants under the notes, the indenture and the registration rights agreement,

•	in either case, immediately after giving effect to such transaction, no default or event of default has occurred and is continuing,

•	we deliver to the trustee an officer’s certificate and opinion of counsel to the effect that the transaction and the supplemental indenture comply with the indenture and that all conditions precedent in the indenture related to the transaction have been satisfied, and

•	in the case of a merger or consolidation pursuant to which all or substantially all of our ordinary shares would be converted into cash, securities or other property, the right to convert a note into our ordinary shares is changed into a right to convert the notes into the kind and amount of cash, securities or other property that you would have received if you had converted your notes immediately prior to the transaction.
Events of Default
      The following are events of default with respect to the notes:

•	default for 30 days in payment of any interest when due and payable on the notes;

•	default in payment of principal of, or premium, if any, on, the notes at maturity, upon redemption, repurchase or following a fundamental change, when the same becomes due and payable;

•	default by us or any of our subsidiaries in the payment of principal, interest or premium when due under any other instruments of indebtedness having an aggregate outstanding principal amount of US$15 million (or its equivalent in any other currency or currencies) or more, and such default continues in effect after the expiration of any grace period or extension of time for payment applicable thereto;

•	default in our conversion obligations upon exercise of a holder’s conversion right, unless such default is cured within 10 days after written notice of default is given to us by the trustee or the holder of such note;

•	default in our obligations to give notice of your right to require us to repurchase notes following the occurrence of a fundamental change within the time required to give such notice;

•	default by us or any of our subsidiaries under any instrument or instruments evidencing indebtedness (other than the notes) having an aggregate outstanding principal amount of US$15 million (or its equivalent in any other currency or currencies) or more that results in the acceleration of maturity of such indebtedness unless such acceleration has been rescinded or annulled or the amount accelerated has been discharged within 20 days after written notice of such acceleration has been received by us or such subsidiary;

•	default in our performance of any other material covenants or agreements contained in the indenture or the notes for 60 days after written notice to us from the trustee or the holders of at least 25% in aggregate principal amount of the notes; and

•	certain events of bankruptcy, insolvency and reorganization of us or any of our significant subsidiaries.
      “Significant subsidiary” means (a) a “significant subsidiary” under Rule 1-02 of Regulation S-X under the Securities Act, and (b) two or more subsidiaries that, if combined into a single entity, would constitute a “significant subsidiary” under Rule 1-02 of Regulation S-X under the Securities Act.
      The indenture requires that we file annually with the trustee a certificate as to our compliance with the conditions or covenants and the other provisions set forth in the indenture and specifying any known defaults. We must give the trustee written notice within 30 days of any default under the indenture that could mature into an event of default described in the seventh bullet point above.
      The indenture provides that if an event of default occurs and is continuing with respect to the notes, either the trustee or the registered holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the principal amount, plus accrued and unpaid interest and liquidated damages, if any, on the notes to be due and payable immediately. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal amount plus accrued and unpaid interest and liquidated damages, if any, on the notes automatically will become immediately due and payable without any action on the part of the trustee or any holder. At any time after a declaration of acceleration, but before a judgment or decree for payment of money has been obtained, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default with respect to the notes have been cured (other than the nonpayment of principal of or interest and liquidated damages on the notes which has become due solely by reason of the declaration of acceleration).
      A holder of notes may pursue any remedy under the indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for the notes;

•	the holders of at least 25% in aggregate principal amount of the then outstanding notes make a written request to the trustee to pursue the remedy;

•	the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity; and

•	during that 60-day period, the holders of a majority in aggregate principal amount of the then outstanding notes do not give the trustee a direction inconsistent with the request.
      This provision does not, however, affect the right of a holder of notes to sue for enforcement of payment of the principal of, or interest and liquidated damages on, the holder’s note on or after the respective due dates expressed in its notes or the holder’s right to convert its notes in accordance with the indenture.
      The trustee will be entitled under the indenture, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified or provided with security to its satisfaction before proceeding to exercise any right or power under the indenture at the direction of the holders of the notes or which requires the trustee to expend or risk its own funds or otherwise incur any financial liability. The indenture also provides that, subject to the indemnification provisions, the holders of a majority in aggregate principal amount of the then outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes. The trustee, however, may refuse to follow any such direction that conflicts with law or the indenture, is unduly prejudicial to the rights of other holders of the notes, or would involve the trustee in personal liability.
      The indenture provides that after we have given notice of a default or an event of default to the trustee, while the trustee generally must mail notice of a default or event of default to the holders of the notes within 90 days of occurrence, the trustee may withhold notice of such default or event of default (except in payment on the notes) if the trustee in good faith determines that the withholding of such notice is in the interest of the registered holders of the notes.

Modification and Waiver
      Subject to certain exceptions, we and the trustee may amend or supplement the indenture if the holders of a majority in principal amount of the then outstanding notes consent to it. Without the consent of the holder of each note affected thereby, however, no amendment, supplement or waiver may:

•	reduce the amount of notes whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of accrual of interest or liquidated damages or modify the method for calculating interest or liquidated damages or change the time for payment of interest or liquidated damages on the notes;

•	modify the provisions with respect to holder’s rights upon a fundamental change in a manner adverse to the holders of the notes, including our obligations to repurchase the notes following a fundamental change;

•	reduce the principal amount of the notes or change the final stated maturity of the notes;

•	reduce the redemption or repurchase price of the notes or change the time at which the notes may or must be redeemed or repurchased;

•	make payments on the notes payable in currency other than as originally stated in the notes;

•	impair the holder’s right to institute suit for the enforcement of any payment on the notes;

•	make any change in the percentage of principal amount of notes necessary to waive compliance with provisions of the indenture or to make any change in this provision for modification;

•	waive a continuing default or event of default regarding any payment on the notes; or

•	modify the conversion or repurchase provisions of the notes in a manner adverse to the holders of notes.
      We and the trustee may amend or supplement the indenture or waive any provision of it without the consent of any holders of notes in some circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

•	to provide for exchange rights of holders of notes in certain events such as our consolidation or merger or the sale or all or substantially all of our assets;

•	to provide for uncertificated notes in addition to or in place of certificated notes;

•	to secure the notes or to provide guarantees of the notes;

•	to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	to evidence and provide for the acceptance of the appointment under the indenture of a successor trustee;

•	to add covenants that would benefit the holders of notes or to surrender any rights we have under the indenture;

•	to add events of default with respect to the notes; or

•	to make any change that does not adversely affect any outstanding notes in any material respect.
      The holders of a majority in aggregate principal amount of the then outstanding notes generally may waive any existing or past default or event of default. Those holders may not, however, waive any default or event of default in any payment on any note or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Calculations in Respect of Notes
      We or our agent will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the trading prices of the notes and the sale prices of our ordinary shares, any accrued interest and liquidated damages payable on the notes, the conversion rate of the notes and the adjustments required to be made to such conversion rate. All such calculations will be made in good faith and, absent manifest error, will be final and binding on holders of notes. Calculations will be forwarded to any holder of notes upon the request of that holder.
Sinking Fund
      The notes will not be entitled to the benefit of a sinking fund.
Registration Rights
      We and the initial purchaser entered into a registration rights agreement on October 20, 2004 (the “initial issuance date”). Pursuant to the registration rights agreement, we have, at our expense, for the benefit of the holders of notes, filed with the Securities and Exchange Commission a shelf registration statement, of which this prospectus is a part, covering resale of the notes and shares delivered upon conversion of the notes (the “restricted securities”). We are obligated to use commercially reasonable efforts to cause the shelf registration statement to be declared effective as promptly as practicable, but in any event within 210 days of the initial issuance date (the “effectiveness target date”) (in certain circumstances, and upon notice to the holders of the notes, we may postpone having the shelf registration statement declared effective for a period of up to 90 days after the effectiveness target date) and to keep the shelf registration statement effective, supplemented and amended until the earlier of (i) such time as all of the registrable securities registered under the shelf registration statement have been sold; (ii) such time as all of the registrable securities held by our nonaffiliates (from the time of issuance) are eligible for sale pursuant to Rule 144(k) under the Securities Act or any successor rule or regulation thereto; and (iii) the second anniversary of the effective date of the shelf registration statement.
      In addition, we will be permitted to suspend the use of the prospectus that is a part of the shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events for a period not to exceed 30 days in any 90-day period or an aggregate of 90 days in any 12-month period.
      If the shelf registration statement is not declared effective within 60 days following the effectiveness target date (a “registration default”) then, without duplication, we will pay to each holder of notes constituting restricted securities liquidated damages in an amount equal to 0.25% per annum of the amount of the restricted securities of such holder, for the period from the occurrence of the registration default until such time as no registration default is in effect.
      If:

(a) the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of restricted securities during the periods specified in the registration rights agreement; or

(b) the prospectus is unavailable for periods in excess of those permitted as set forth in the registration rights agreement;
(each such event referred to in clauses (3) and (4) above an “effective failure”) then, without duplication, we will pay to each holder of notes constituting restricted securities liquidated damages in an amount equal to 0.50% per annum of the amount of restricted securities of such holder, for the period from the occurrence of the effective failure until such time as no effective failure exists. In no event will liquidated damages accrue at a rate exceeding 0.50% per annum.
      Liquidated damages will be payable semiannually in arrears on April 15 and October 15 of each year (each of which we refer to as a “liquidated damages payment date”). Liquidated damages will be paid to the person in whose name a note is registered at the close of business on April 1 or October 1 (any of which we refer to as a “record date”) immediately preceding the relevant liquidated damages payment date. However, in the case of a note redeemed by us at our option or repurchased upon the occurrence of a fundamental change during the period from the applicable record date to, but excluding, the next succeeding liquidated damages payment date, liquidated damages will be payable on the date of redemption or repurchase to the holder of the note redeemed or repurchased as of the relevant record date, and we will not be required to pay liquidated damages on such liquidated damages payment date in respect of any such note (or portion thereof). Liquidated damages will be computed on the basis of a 360-day year comprised of twelve 30-day months and, in the case of an incomplete month, the actual number of days elapsed. We will not adjust the conversion rate to account for liquidated damages, nor will we pay additional cash or issue additional ordinary shares upon conversion in consideration of accrued but unpaid liquidated damages. Principal and liquidated damages will be payable in U.S. dollars. Following the cure of all registration defaults and effective failures, or the redemption, repurchase or maturity of the notes, the accrual of liquidated damages will cease. Other than specific performance, these liquidated damages are the exclusive remedy available to holders of the restricted securities for any registration default or effective failure.
      The “amount of restricted securities” of any holder of notes means the aggregate principal amount of all outstanding notes held by such holder.
      A holder who sells restricted securities pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder (including certain indemnification provisions). We will pay all expenses of the shelf registration statement, provide to each registered holder copies of this prospectus, notify each registered holder when the shelf registration statement becomes effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted sales of the restricted securities pursuant to the shelf registration statement.
      The above summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.
Governing Law
      The indenture and the notes are governed by, and will be construed in accordance with, the laws of the State of New York.
Trustee
      The Bank of New York, a New York banking corporation duly organized and existing under the laws of the State of New York, is the trustee, registrar, conversion agent and paying agent. The trustee maintains an office in New York, New York at One Wall Street New York, New York 10286.
      If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any notes only after those holders have offered the trustee indemnity and/or security satisfactory to it.
      If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign as trustee under the indenture.
Form, Exchange, Registration and Transfer
      We will issue the notes in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the notes. We may, however, require the payment of any tax or other governmental charge payable for that registration.

      Notes will be exchangeable for other notes for the same principal amount and for the same terms but in different authorized denominations in accordance with the indenture.
      Holders may present notes for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.
      We have appointed the trustee as security registrar for the notes. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the notes.
Payment and Paying Agents
      Payments on the notes will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder’s registered address or, with respect to global notes, by wire transfer. We will make any required interest payments to the person in whose name each note is registered at the close of business on the record date for the interest payment.
      The trustee will be designated as our paying agent for payments on the notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.
      Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the notes that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.
Notices
      Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.
Replacement of Notes
      We will replace any notes that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of lost, stolen or destroyed notes, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the notes before a replacement note will be issued.
Book-Entry System
      The notes will be represented by one or more global securities (each a “Global Security”). Each Global Security will be deposited with, or on behalf of, DTC and be registered in the name of a nominee of DTC. The global note and any notes issued in exchange for the global note will be subject to restrictions on transfer and will bear the legend regarding those restrictions as set forth under and in the indenture, attached as Exhibit 4.1. In the event that notes are subsequently transferred outside of the United States, such transfers may only be made upon receipt by the trustee of a written certification (in the form(s) provided in the indenture). Except under circumstances described below, the notes will not be issued in definitive form.
      Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.
      Except as described in the indenture, so long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by that Global Security for all purposes under the indenture. Except as provided below and in the indenture, owners of beneficial interests in a Global Security will not be entitled to have the notes represented by that Global Security registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form, and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, on the notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant Global Security. Neither we, the trustee, any paying agent or the registrar for the notes will have any responsibility or liability for any aspect of the records relating to payments made on account of beneficial interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.
      We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Global Security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a Global Security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants.
      If DTC is at any time unwilling or unable to continue as a depository and a successor depository is not appointed by us within 90 days, or in other circumstances described in the indenture, we will issue notes in definitive form in exchange for the entire Global Security for the notes. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of the notes represented by the Global Security equal in principal amount to the beneficial interest and to have the notes registered in its name. Notes so issued in definitive form will be issued as registered notes in denominations of US$1,000 and integral multiples thereof, unless otherwise specified by us.
Information Requirements
      So long as the notes or shares deliverable upon conversion of the notes remain outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act, we will furnish, upon request of any holder of a beneficial interest in a note such information as is specified in paragraph (d)(4) of Rule 144A, to such holder or beneficial owner or to a prospective purchaser of the note or interest therein who is a qualified institutional buyer within the meaning of Rule 144A, in order to permit compliance by such holder or beneficial owner with Rule 144A in connection with the resale of the note or beneficial interest therein in reliance on Rule 144A unless, at the time of such request, we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

PRICE RANGE OF AMERICAN DEPOSITARY SHARES
      Our ADSs, each representing two of our ordinary shares, have been listed on The Nasdaq National Market since May 13, 2004. Our ADSs trade under the symbol “SNDA.” The following table provides the high and low sale prices for our ADSs on The Nasdaq National Market for each of the most recent six months. On July 7, 2005, the last reported sale price for our ADSs was 38.61 per ADS.

	Sales Price (US$)

	High	Low

Quarterly highs and lows
Third quarter 2004	25.30	13.52
Fourth quarter 2004	45.40	23.62
First quarter 2005	43.55	27.80
Second quarter 2005	42.24	28.98
Monthly highs and lows
January 2005	43.55	28.44
February 2005	38.44	27.80
March 2005	35.70	28.81
April 2005	33.77	28.98
May 2005	38.40	30.88
June 2005	42.24	35.47
CERTAIN INCOME TAX CONSIDERATIONS
      The following is a general summary of certain material Cayman Islands and U.S. federal income tax considerations relevant to holders of the notes, the ordinary shares into which the notes may be converted or the ADSs representing such ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of the notes, the ordinary shares into which the notes may be converted and ADSs representing such ordinary shares.
Cayman Islands Taxation
      The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of notes, ordinary shares, or ADSs. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
      Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, the Company has obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to the Company or its operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on the shares, debentures or other obligations of the Company.

      The undertaking for the Company is for a period of twenty years from November 25, 2003.
United States Federal Income Taxation
      This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our notes, ordinary shares and/or ADSs. This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or foreign tax consequences of an investment in our notes or ordinary shares. This discussion applies to you only if you purchased our notes at their “issue price” (within the meaning of Treasury Regulations Section 1.1273-2), and you hold and beneficially own our ordinary shares or notes as capital assets for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	banks or other financial institutions;

•	insurance companies;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding notes through any such entities;

•	persons that hold ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. holders (as defined below) whose functional currency for tax purposes is not the U.S. dollar;

•	persons liable for alternative minimum tax; or

•	persons who own or are deemed to own more than 10% of any class of our ordinary shares and/or ADSs.
      This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. In addition, this discussion relies on our assumptions regarding the value of our stock and the nature of our business over time.
      You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our ADSs, ordinary shares or notes, the conversion of our notes into ordinary shares and the holding of our ordinary shares and the ADSs representing such ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
      For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own ordinary shares or notes and are:

•	a citizen or resident of the United States;

•	a corporation, or entity taxable as a corporation, that was created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.
      If you are not a U.S. Holder, please refer to the discussion below under “Non-U.S. Holders.”

      For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ordinary shares and/or ADSs, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.
      For U.S. federal income tax purposes, as a holder of ADSs, you will be treated as the owner of the underlying ordinary shares represented by such ADSs. Accordingly, the discussion of U.S. federal income tax consequences for holders of ordinary shares will apply equally to you if you hold ADSs. In addition, this discussion is based in part upon the representation of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.
U.S. Holders

Interest Payments
      Payments of interest on our notes, if any, generally will be taxable to you as ordinary interest income at the time such interest is received or accrued, depending on your method of tax accounting.

Contingent Payments
      As described under “Description of the Notes — Registration Rights,” we may be required to pay holders of our notes liquidated damages in the event the registration statement is not timely filed or made effective, and may be required to repurchase the notes at their principal amount plus any accrued and unpaid interest (if any) upon a change in control. These obligations may subject our notes to special rules that apply to contingent payment debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the note and to treat as interest income (rather than capital gain) any gain recognized on a sale, exchange or retirement of the note before the resolution of the contingencies.
      Notwithstanding the possibility of such contingent payments, under applicable United States Treasury regulations, payments on a note that are subject to a remote or incidental contingency may be ignored. We believe that the prospect that such payments will be made on our notes should be considered a remote and incidental contingency, and therefore that our notes are not subject to the rules governing contingent payment debt instruments. For purposes of filing tax or information returns with the Internal Revenue Service, we will not treat the notes as contingent debt instruments. Our determination that the notes are not contingent payment debt instruments is binding on you unless you explicitly disclose in the manner required by applicable Treasury regulations that your determination is different from ours. It is possible, however, that the IRS may take a contrary position from that described above, in which case the timing and character of your income from the notes and with respect to the payments of liquidated damages may be different from that described herein.

Sale, Exchange or Redemption of the Notes
      Subject to the discussion under the heading “Anti-Deferral Rules” discussed below, as a U.S. Holder, you will generally recognize capital gain or loss if you dispose of a note in a sale, redemption (including the repurchase of a note for cash pursuant to the exercise of a repurchase right in the event of a change of control), exchange (other than a conversion) or other disposition of the notes. Your gain or loss will equal the difference between the amount you realize and your adjusted tax basis in the note. Your adjusted tax basis in the note will generally equal the amount you paid for the note increased by the amount of accrued but unpaid interest previously included in income. The amount you realize will include the amount of any cash and the fair market value of any other property you receive for the note. Any amount attributable to accrued interest, however, will be taxed as ordinary income (as discussed above under “— Interest Payments”) to the extent you have not previously included such amount in income. The gain or loss you recognize on a disposition of the note will be long-term capital gain or loss if you held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Constructive Dividends
      If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of notes, the conversion price of your notes is increased, such increase may be deemed to be the payment of a taxable dividend to you, for United States federal income tax purposes. For example, an increase in the conversion price in the event of distributions of our debt instruments, or our assets, or an increase in the event of an extraordinary cash dividend, generally will result in deemed dividend treatment to you, but an increase in the event of stock dividends or the distribution of rights to subscribe for our ordinary shares may not.

Conversion of Note
      As a U.S. Holder, if you convert a note into ordinary shares and cash, you will recognize gain (but not loss), if any, on the notes so exchanged in an amount equal to the lesser of the amount of (i) gain “realized” (i.e., the excess, if any, of the fair market value of the ordinary shares received upon exchange plus cash received over the adjusted tax basis in the notes tendered in exchange therefor) or (b) cash received upon exchange. Subject to the passive foreign investment company rules discussed below, such gain will be capital gain and will be long-term capital gain if your holding period in respect of such note is more than one year. Your tax basis in the ordinary shares received in exchange for the note should equal the adjusted tax basis in the note, decreased by the cash received, and increased by the amount of gain recognized. Your holding period in the ordinary shares received upon exchange of the notes will include the holding period of the notes so exchanged.

Taxation of Dividends and Other Distributions on the Ordinary Shares
      We do not anticipate paying dividends on our ordinary shares in the foreseeable future. See “Dividend Policy.”
      Subject to the discussion under the heading “Anti-Deferral Rules” below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ordinary shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. However, if you are an individual and have held your ordinary shares for a sufficient period of time, dividend distributions on our ordinary shares will generally constitute qualified dividend income taxed at a preferential rate (generally 15%) as long as our ordinary shares continue to be readily tradable on the Nasdaq National Market and certain other conditions apply. You should consult your own tax advisers as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.
      We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, distributions on our stock, if any, will generally be taxed to you as dividend distributions for U.S. tax purposes. Even if you are a corporation, you will not be entitled to claim a dividends-received deduction with respect to distributions you receive from us. Dividends generally will constitute foreign source income for foreign tax credit limitation purposes.

Taxation of Disposition of Ordinary Shares
      Subject to the discussion under the heading “Anti-Deferral Rules” below, when you sell or otherwise dispose of ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in the ordinary shares is more than one year at the time of disposition. If you are an individual, any such long-term capital gain will be taxed at preferential rates. Your ability to deduct capital losses will be subject to various limitations.

Anti-Deferral Rules
      The earnings of foreign corporations are generally not subject to U.S. federal income tax until they are distributed to their shareholders. You should be aware, however, that there are certain rules that, if applicable, would accelerate U.S. federal income taxation to you of some or all of our earnings and could otherwise have adverse tax consequences to you. The more commonly applicable of those anti-deferral rules are the passive foreign investment company (“PFIC”) rules and the controlled foreign corporation (“CFC”) rules. Because of the current and expected future ownership of our ordinary shares, we believe we are not, and we do not expect to become, subject to, the CFC rules. The PFIC rules are discussed below.

Status as a PFIC
      If we were a PFIC in any taxable year, as a U.S. Holder, you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain realized on the disposition or deemed disposition of your ordinary shares regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ordinary shares. In addition, you could also be subject to additional taxes and interest charges upon the disposition or deemed disposition of your notes. Distributions in respect of your ordinary shares during a taxable year would generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.
      To compute the tax on “excess” distributions or any gain, (1) the “excess” distribution or the gain would be allocated ratably to each day in your holding period, (2) the amount allocated to the current year and any tax year before we became a PFIC would be taxed as ordinary income in the current year, (3) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (4) an interest charge at the rate for underpayment of taxes for any period described under (3) above would be imposed with respect to any portion of the “excess” distribution or gain that is allocated to such period. In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “Dividends on Ordinary Shares” section above.
      We will be classified as a PFIC in any taxable year if either: (1) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties), or (2) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total assets. For purposes of the asset test, any cash, cash equivalents, and cash invested in short-term, interest bearing, debt instruments, or bank deposits, that is readily convertible into cash, will generally count as a passive asset.
      We operate an active online games business in China and do not expect to be a PFIC for the taxable year 2005. Our expectation is based on assumptions as to our projections of the value of our outstanding stock during the year and our use of the proceeds of the initial public offering of our ordinary shares and the note offering and of the other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2005. Despite our expectation, there can be no assurance that we will not be a PFIC for the taxable year 2005 and/or later taxable years, as PFIC status is retested each year and depends on the actual facts in such year. We could be a PFIC, for example, if we do not spend sufficient amounts of the proceeds of the initial public offering of our ordinary shares and this note offering, or if our business and assets evolve in ways that are different from what we currently anticipate. In addition, our status as a PFIC may be affected by our market capitalization (i.e. our stock price) at any time in the future.
      If we were a PFIC in any year, as a U.S. Holder, you would be required to make an annual return on IRS Form 8621 regarding your ordinary shares. However, we do not intend to generate, or share with you, the information that you might need to properly complete IRS Form 8621. You should consult with your own tax adviser regarding reporting requirements with regard to your ordinary shares.
      Our ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the Nasdaq National Market. As a result, if we were a PFIC in any year, you would be able to avoid the “excess” distribution rules described above by making a timely so-called “mark-to-market” election with respect to your ordinary shares. If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ordinary shares on the first day of any taxable year and their value on the last day of that taxable year. Any ordinary income resulting from this election would generally be taxed at ordinary income rates. Any ordinary losses would be limited to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your basis in the ordinary shares would be adjusted to reflect any such income or loss. You should consult with your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares.
      Generally, if we were or became a PFIC in any year, you would be able to avoid the “excess” distribution rules by making a timely election to treat us as a so-called “Qualified Electing Fund” or “QEF.” You would then generally be required to include in gross income for any taxable year (i) as ordinary income, your pro rata share of our ordinary earnings for the taxable year, and (ii) as long-term capital gain, your pro rata share of our net capital gain for the taxable year. However, because we do not intend to provide you with the information you would need to make or maintain a “QEF” election, you will not be able to make or maintain such an election with respect to your ordinary shares.
Non-U.S. Holders
      If you are not a U.S. Holder for U.S. federal income tax purposes (a “non-U.S. holder”), you generally will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to the ordinary shares or on interest received with respect to the notes, if any, unless that income is considered effectively connected with your conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your notes or ordinary shares, such income is attributable to a permanent establishment that you maintain in the United States. You generally will not be subject to U.S. federal income tax, including withholding tax, on any gain realized upon the sale or exchange of notes or ordinary shares, unless:

•	that gain is effectively connected with the conduct of a U.S. trade or business and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax with respect to income from your notes or ordinary shares, such gain is attributable to a permanent establishment that you maintain in the United States; or

•	you are a nonresident alien individual and are present in the United States for at least 183 days in the taxable year of the sale or other disposition and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.
      If you are engaged in a U.S. trade or business, unless an applicable tax treaty provides otherwise, the income from your notes or ordinary shares, including distributions and the gain from the disposition of notes or ordinary shares, that is effectively connected with the conduct of that trade or business will generally be subject to the rules applicable to U.S. Holders discussed above. In addition, if you are a corporation, you may be subject to an additional branch profits tax at a rate of 30% or any lower rate under an applicable tax treaty.
U.S. Information Reporting and Backup Withholding Rules
      In general, dividend payments with respect to the ordinary shares, interest payments with respect to the notes (if any), and the proceeds received on the sale or other disposition of the notes or the ordinary shares may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (1) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (2) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9, W-8BEN or W-8ECI, as applicable. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you furnish the required information to the IRS.
      PROSPECTIVE PURCHASERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF NOTES, THE ORDINARY SHARES INTO WHICH THE NOTES MAY BE CONVERTED AND THE ADSS REPRESENTING SUCH ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.
MATERIAL CHANGES
      The information in this section should be read in conjunction with our annual report on Form 20-F (File No. 000-50705), filed with the Securities and Exchange Commission on May 31, 2005, and incorporated herein by reference
      On May 31, 2005, we completed our acquisition of the 82.1% of Shanghai Haofang Online Information Technology Co. Ltd., or Haofang, not acquired by us in October 2004. Haofang is the operator of the largest network PC game platform in China. Under our original purchase agreement, we were to acquire a majority interest in Haofang in 2006; this agreement was revised to result in the May 2005 acquisition. We purchased the remaining equity interest of Haofang for a purchase price of approximately $20 million. The terms of the revised agreement also include an earn-out payment, which will not exceed $40 million, to be made if certain net income targets are reached in 2005.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover. Our business, financial condition, results of operations and prospects may have changed since that date.
      We have filed with the Securities and Exchange Commission a registration statement on Form F-1, a registration statement on Form 8-A and a registration statement on Form F-6, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares represented by the ADSs, as well as the ADSs. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ADSs and the ordinary shares represented by the ADSs. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review a full text of these documents.
      The Securities and Exchange Commission also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov. The information on that website is not a part of prospectus.
      We will furnish to The Bank of New York, as depositary of our ADSs, our annual reports. When the depositary receives these reports, it will upon our request promptly provide them to all holders of record of ADSs. We will also furnish the depositary with all notices of shareholders’ meetings and other reports and communications in English that we make available to our shareholders. The depositary will make these notices, reports and communications available to holders of ADSs and will upon our request mail to all holders of record of ADSs the information contained in any notice of a shareholders’ meeting it receives.

      We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.
      Our ADSs are quoted on The Nasdaq National Market under the symbol “SNDA.”
      We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this prospectus, until this offering is completed. In addition, we will incorporate by reference some future reports on Form 6-K, but only to the extent specifically indicated in those reports. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Our Report of Foreign Issuer on Form 6-K (File No. 000-50705), amending our Annual Report on Form 20-F (File No. 000-50705) for our fiscal year ended December 31, 2004 filed on May 31, 2005, filed on July 8, 2005;

•	Our Report of Foreign Issuer on Form 6-K (File No. 000-50705) setting forth our unaudited financial results for the quarter ended March 31, 2005 filed on May 24, 2005;

•	Our Annual Report on Form 20-F (File No. 000-50705) for our fiscal year ended December 31, 2004 filed on May 31, 2005; and

•	The description of our ordinary shares and American Depositary Shares, each representing two of our ordinary shares, set forth in our Registration Statement on Form 8-A (File No. 000-50705) filed on April 26, 2004;
      You may request a copy of these filings, the indenture for the notes, the registration rights agreement or the form of note, at no cost, by writing to us at: Shanda Interactive Entertainment Limited, No. 1 Office Building, No. 690 Bibo Road, Pudong New Area, Shanghai 201203 China, or by telephone request to us at (86-21) 5050-4740.
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.